

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2010

David P. Phillips
Chief Financial Officer
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, Florida 33811

> **Re: Publix Super Markets, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 11, 2010**
> **File No. 000-00981**

Dear Mr. Phillips:

We have reviewed your response and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Components of Executive Compensation, page 10

Incentive Bonus Plan, page 10

1. We note your response to comment one in our letter dated September 23, 2010. Your indication that disclosing target information could cause competitive harm could apply to many registrants. Please explain how competitors may be able to use this retrospective information to determine details about your "business plan development, growth strategy, and assessment of the future industry and business

environment" and then extrapolate this information "into current or future periods." In addition, please explain how this would affect you differently than other companies who disclose performance targets. In addition, the relevance to the disclosure requirement of your executive officers' compensation as it compares to those of executives at your peer companies is unclear. In addition, we note your discussion regarding the advantages of not being a publicly traded company. While that may be the case, you are nonetheless a reporting company that is subject to the disclosure obligations under the Securities Exchange Act of 1934, as amended.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director